                                                                    Exhibit 12.1


                Statement of Ratio of Combined Fixed Charges and
                     Preferred Stock Dividends to Earnings
                                 (In thousands)

                                                              Three Months
                                                                 Ended
                     (Unaudited)                             March 31, 2004     2003      2002      2001      2000      1999
---------------------------------------------------------    --------------    -------   -------   -------   -------   -------
Earnings
     Pretax income from continuing operations                    $21,427       $49,297   $ 9,815   $57,220   $41,523   $ 4,340
     Fixed charges excluding capitalized interest                  3,227        21,793    20,375    22,056    41,660    40,236
                                                                 -------       -------   -------   -------   -------   -------
     Adjusted earnings (loss)                                    $24,654       $71,090   $30,190   $79,276   $83,183   $44,576
                                                                 =======       =======   =======   =======   =======   =======
Fixed charges
     Interest expense including capitalized interest             $ 3,043       $17,702   $18,946   $22,380   $40,381   $38,373
     Amortization of finance cost                                    130         3,700     1,663        32     1,665     2,862
     Interest component of lease rental expenditures (1)             206           823       430       257       200       231
                                                                 -------       -------   -------   -------   -------   -------
Fixed charges                                                    $ 3,379       $22,225   $21,039   $22,669   $42,246   $41,466
                                                                 =======       =======   =======   =======   =======   =======
     Dividends and accretion of issuance costs on
          preferred stock                                           --             909     1,028     1,761      --        --
                                                                 -------       -------   -------   -------   -------   -------
Combined fixed charges and preferred stock dividends             $ 3,379       $23,134   $22,067   $24,430   $42,246   $41,466
                                                                 =======       =======   =======   =======   =======   =======
Ratio of earnings to fixed charges                                  7.30          3.20      1.43      3.50      1.97      1.08
                                                                 =======       =======   =======   =======   =======   =======
Ratio of earnings to combined fixed charges
     and preferred stock dividends                                  7.30          3.07      1.37      3.25      1.97      1.08
                                                                 =======       =======   =======   =======   =======   =======

(1) Represents the portion of estimated rental expense assumed to be attributable to interest factors appropriate for the period during which the rental obligations were incurred. 33% was applied for the periods presented.